Exhibit 99.2

GOLDMINING INC.

(the "Company")

Annual General and Special Meeting May 19, 2022

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general and special meeting of the Company held on May 19, 2022 (the "Meeting") and the outcome of such votes.

Description of Matter	Votes For	Votes Withheld

1.        Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:

a. Amir Adnani b. Garnet Dawson c. David Kong d. Gloria Ballesta e. Hon. Herb Dhaliwal f. Mario Bernardo Garnero	23,260,087	7,797,687
	30,732,644	325,130
	30,514,796	542,977
	30,663,962	393,812
	24,106,119	6,951,655
	30,712,610	345,164

2. PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company's auditor for the ensuing year and the Company's board of directors was authorized to fix the remuneration to be paid to the auditor.	52,090,405	277,383

	Votes For	Votes Against
3. The unallocated options issuable pursuant to the stock option plan of the Company and previous grants of options as set forth in the Company’s management information circular, was ratified, affirmed and approved. The percentages of votes cost in favour of, and withheld, in respect of the approval and ratification of the unallocated options issuable and previous grants of options were as follows (based on proxies voted at the meeting).	28,581,661	2,476,113

4. The Third Amended and Restated Stock Option Plan of the Company, in the form substantially set forth in the Company’s management information circular, was ratified, affirmed and approved. The percentages of votes cast in favour of, and withheld, in respect of the approval of the Third Amended and Restated Stock Option Plan were as follows (based on proxies voted at the meeting).	28,764,268	2,293,506

Date: May 19, 2022